

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2019

Deborah Choate
Chief Financial Officer
Sequans Communications S.A.
15-55 Boulevard Charles de Gaulle
92700 Colombes, France

> **Re: Sequans Communications S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 12, 2018**
> **File No. 001-35135**

Dear Ms. Choate:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery